COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

280 Park Avenue

New York, NY 10017

VIA EDGAR

April 28, 2010

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8626

Attention: Mr. Keith O’Connell, Esq.

Re:	Cohen & Steers Preferred Securities and Income Fund, Inc. Registration No. 33/3-165034; 811-22392

Dear Mr. O’Connell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers Preferred Securities and Income Fund, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on April 30, 2010 or as soon as possible thereafter.

The request of the representative of the distributor, Cohen & Steers Securities, LLC, will be delivered to you by separate letter.

Very truly yours, COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

By:	/s/ Tina M. Payne
Assistant Secretary

COHEN & STEERS SECURITIES, LLC

280 Park Avenue

New York, NY 10017

VIA EDGAR

April 28, 2010

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8626

Attention: Mr. Keith O’Connell, Esq.

Re:	Cohen & Steers Preferred Securities and Income Fund, Inc. Registration No. 33/3-165034; 811-22392

Dear Mr. O’Connell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Cohen & Steers Preferred Securities and Income Fund, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on April 30, 2010 or as soon as possible thereafter.

Very truly yours, COHEN & STEERS SECURITIES, LLC

By:	/s/ Tina M. Payne
Secretary